Exhibit 99.1

Bit Origin Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

New York, June 15, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that it has received notice from Nasdaq Stock Market ("Nasdaq") on June 14, 2023 informing the Company that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) ("Rule") for continued listing on the Nasdaq Capital Market and that the matter is now closed.

To regain compliance with the Rule, which requires the closing bid price of the Company’s ordinary shares to maintain a minimum of $1.00 or more for at least 10 consecutive business days, the Company’s ordinary shares had a closing bid price at or above $1.00 per share for 11 consecutive business days from May 30 to June 13, 2023. Therefore, the Nasdaq Listing Qualifications Department has closed the deficiency case for Bit Origin.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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